Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS

	Three Months Ended	Year Ended December 31,
	March 31, 2007	2006	2005	2004	2003	2002
	(in thousands, except ratios)

Earnings:
Pre-tax income (loss)	$11,400	$52,235	$27,528	$(9,406)	$17,899	$18,859
Less: equity in affiliates	-	33	82	-	79	126
	11,400	52,202	27,446	(9,406)	17,820	18,733

Fixed Charges (1)
Interest expense, gross (2)	5,497	17,785	18,944	13,145	2,638	2,061
Interest portion of rent expense	589	2,241	2,512	2,696	2,661	1,902

a) Fixed charges	6,086	20,026	21,456	15,841	5,299	3,963

b) Earnings for ratio (3)	$17,486	$72,228	$48,902	$6,435	$23,119	$22,696

Ratios:
Earnings to fixed charges (b/a)	2.9	3.6	2.3	- (4)	4.4	5.7

Deficit of earnings to fixed charges	-	-	-	$(9,406)	-	-

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross, includes amortization of prepaid debt fees and discount.
(3)	Earnings consist of income from continuing operations before income taxes plus fixed charges.
(4)	Due to Itron's loss in 2004, the ratio coverage was less than 1:1. Additional earnings of $9,406 would have been needed to achieve a coverage of 1:1.